Exhibit 99.1

Thomson Reuters Announces Voting Results for Election of Directors

TORONTO, May 4, 2017 – Thomson Reuters (TSX / NYSE: TRI) today announced the voting results from the election of the company’s Board of Directors at its annual and special meeting of shareholders held yesterday in Toronto.

All 12 nominees were elected to the Thomson Reuters board. Each director elected will continue to hold office until the next annual meeting of shareholders of Thomson Reuters or until the director resigns or a successor is elected or appointed.

The results were as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld	Total Votes
David Thomson	613,004,684	99.11	5,498,534	0.89	618,503,218
James C. Smith	614,451,523	99.35	4,051,045	0.65	618,502,568
Sheila C. Bair	615,861,236	99.57	2,641,293	0.43	618,502,529
David W. Binet	580,340,395	93.83	38,162,362	6.17	618,502,757
W. Edmund Clark, C.M.	579,730,030	93.73	38,772,175	6.27	618,502,205
Michael E. Daniels	610,163,186	98.65	8,332,777	1.35	618,495,963
Ken Olisa, OBE	616,043,312	99.60	2,452,150	0.40	618,495,462
Vance K. Opperman	603,259,183	97.54	15,228,618	2.46	618,487,801
Kristin C. Peck	611,814,361	98.92	6,675,226	1.08	618,489,587
Barry Salzberg	615,434,482	99.51	3,053,376	0.49	618,487,858
Peter J. Thomson	613,227,540	99.15	5,260,602	0.85	618,488,142
Wulf von Schimmelmann	615,356,351	99.49	3,130,624	0.51	618,486,975

Shareholders voted in favor of all items of business at the annual meeting. A final report on voting results has been filed with the Canadian securities regulatory authorities and furnished to the U.S. Securities and Exchange Commission.

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 646 223 5285 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com